June 2, 2017

Via EDGAR Submission

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Healthcare Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 24, 2017

Form 8-K Filed April 25, 2017

File No. 001-35331

Dear Mr. Pacho:

Below is the response of Acadia Healthcare Company, Inc. (the “Company”) to the comments in your letter dated May 22, 2017 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) and the earnings release furnished as Exhibit 99 to the Company’s Form 8-K filed with the United States Securities and Exchange Commission on April 25, 2017 (the “April 2017 Earnings Release”). The comments of the Staff of the Division of Corporation Finance are repeated and underlined for convenience of reference.

Provision for Income Taxes, Page 51

1.	Please explain the nature of the disparity between the accounting treatment and the tax treatment of the UK Divestiture in 2016, which led to a significant difference in the effective tax rates for 2016 (87.3%) and 2015 (32.4%) as reported on page F-27.

Response: The Company completed the sale of 21 existing U.K. behavioral health facilities and one de novo behavioral health facility (the “U.K. Disposal Group”) on November 30, 2016 for cash proceeds of £320 million (the “U.K. Divestiture”). The sale transaction resulted in a loss for accounting purposes of $175.0 million, as described in footnote 4 to our consolidated financial statements on page F-17 of the 2016 Form 10-K. However, for tax purposes, the divested facilities retained their historical carryover basis which resulted in a gain on their subsequent disposal. Under U.K. tax rules the gain is not recognized as a result of a limited participation exemption known as the Substantial Shareholdings Exemption (“SSE”), under which a disposal by a company of shares of a subsidiary is exempted from tax on chargeable gains, provided a number of conditions are met (see U.K. Tax Law: TCGA 1992, Sch. 7AC). In the case of the U.K. Disposal Group, the carryover basis and SSE led to a difference between the accounting treatment and tax treatment of the U.K. Divestiture in 2016.

The loss on divestiture for accounting purposes reduced our consolidated income before income taxes for the year ended December 31, 2016 from $208.0 million to $33.0 million, which compares to consolidated income from continuing operations before income taxes of $164.8 million for the year ended December 31, 2015. The relatively low denominator used to compute the effective tax rate for 2016 (i.e. income before income taxes of $33.0 million) caused by the loss on the divestiture exaggerates the impact of items presented in the Company’s 2016 rate reconciliation compared to the rate reconciliation for 2015.

9. Income Taxes, pages F-27 and F-29

2.	Please tell us the nature of transaction-related items which added 25.9% to your effective tax rate.

Response: The Company incurred $32.7 million of transaction costs related to the acquisition of Priory Group No. 1 Limited and the sale of the U.K. Disposal Group that are not deductible for tax purposes. These costs include amounts for stamp duty tax, investment banking fees and certain other advisory and accounting fees. The amount of the nondeductible transaction costs relative to the lower consolidated income before income taxes, described in the response to comment 1 above, causes these transaction costs to have a significant impact on the effective tax rate for the year ended December 31, 2016.

3.	Please disclose the domestic and foreign components of pre-tax income pursuant to Rule 4-08(h) of Regulation S-X.

Response: The domestic and foreign components of income (loss) from continuing operations before income taxes are as follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
Foreign	$(144,717)	$28,316	$16,558
Domestic	177,672	136,437	109,596

Total	$32,955	$164,753	$126,154

We intend to disclose these components of income before income taxes in our future Form 10-K filings.

4.	You state on page F-29 that you intend to utilize undistributed earnings of your foreign subsidiaries in foreign operations for an indefinite period of time. However, you also state that at December 31, 2016 there were no undistributed earnings. Please tell us how you utilized the undistributed earnings of your foreign subsidiaries which amounted to approximately $48.0 million at December 31, 2015.

Response: The net loss of foreign subsidiaries for the year ended December 31, 2016, including the loss on disposal of $175.0 million from the U.K. Divestiture, exceeded the cumulative undistributed earnings of $48.0 million at December 31, 2015.

Form 8-K filed April 25, 2017

Exhibit 99

5.	Your forward-looking non-GAAP measures on page 2 exclude a quantitative reconciliation in a location of equal or greater prominence. In your year-end earnings release you disclosed your reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B); however, we do not find such reference in the current earnings release. Please revise to comply with the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016 in your next earnings release.

Response: Consistent with our year-end earnings release, page 11 of the Company’s April 2017 Earnings Release references its reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) as follows:

“The Company is not able to provide a reconciliation of projected Adjusted EBITDA and adjusted earnings per diluted share, where provided, to expected results due to the unknown effect, timing and potential significance of transaction-related expenses and the tax effect of such expenses.”

To the extent applicable, we will disclose the Company’s reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) in future earnings releases in compliance with the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

6.	Please refer to “The Constant Currency Condensed Consolidated Statements of Operations.” We do not believe it is appropriate to present a full non-GAAP income statement in your filings with us, as it may attach undue prominence to the non-GAAP information. Please revise to delete the full non-GAAP income statement presentation in your next earnings release. Please refer to Instruction 2 to Item 2.02 of Form 8-K which states that certain provisions of Item 10(e) of Regulation S-K applies to disclosures under Item 2.02. We also refer you to the guidance in Questions 102.10 and 104.06 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures as updated on May 17, 2016.

Response: As disclosed in the footnotes on page 11 of the April 2017 Earnings Release, the Company presented constant currency financial information as a supplement to its reported operating results to provide a framework to assess how the business performed excluding the effects of changes in foreign currency translation rates. Management believes this information is useful to investors to facilitate comparison of operating results and better identify trends in its businesses. The Company will delete the full non-GAAP income statement presentation in future earnings releases based on the referenced guidance. Instead, the Company plans to present only constant-currency revenue and adjusted earnings per share measures.

In the event that you have any additional questions, please contact the undersigned at (615) 861-6000.

Sincerely,

Acadia Healthcare Company, Inc.

By:	/s/ David M. Duckworth
David M. Duckworth
Chief Financial Officer

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